UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: June 2018	Commission File Number: 001-35776

ACASTI PHARMA INC.

(Translation of registrant's name into English)

545 Promende du Centropolis
Suite 100
Laval, Québec
Canada H7T 0A3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On June 5, 2018, Acasti Pharma Inc. (the “Corporation”) received written notification from the Nasdaq Listing Qualifications Department (“Nasdaq”) for failing to maintain a minimum bid price of U.S.$1.00 per share for the last 30 consecutive business days, as required by Nasdaq Listing Rule 5550(a)(2) – bid price (the “Minimum Bid Price Rule”).

The Nasdaq notification has no immediate effect on the listing of the Corporation’s shares. Under Nasdaq Listing Rule 5810(c)(3)(A) – compliance period, the Corporation has 180 calendar days, or until December 3, 2018, to regain compliance. If at any time over this period the bid price of the Corporation’s shares closes at U.S.$1.00 per share or more for a minimum of ten (10) consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed.

If the Corporation does not regain compliance within the initial 180-day period, but otherwise meets the continued listing requirements for market value of publicly-held shares and all other initial listing standards for the Nasdaq Listing Rule 5505 – Capital Market criteria, except for the Minimum Bid Price Rule, the Corporation may be eligible for an additional 180 calendar days to regain compliance. If the Corporation is not granted additional time, then its shares will be subject to delisting, at which time the Corporation may appeal the delisting determination to a Nasdaq Hearings Panel.

The Corporation intends to evaluate all available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

This Report on Form 6-K including the exhibits hereto shall be deemed to be incorporated by reference into the Corporation’s registration statement on Form S-8 (File No. 333-191383) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACASTI PHARMA INC.

Date: June 8, 2018	By:	/s/ Jan D'Alvise
Name: Jan D'Alvise
Title: Chief Executive Officer